UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2022
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Gogoro Releases 2021 Full Year Financial Results

On May 2, 2022, Gogoro Inc. (the "Company”) issued a press release to announce that its full year 2021 financial results had been released.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

Gogoro to Announce First Quarter 2022 Financial Results on May 12th at 8 a.m. Eastern Time

On May 2, 2022, the Company issued a press release to announce that the Company plans to release its financial results for the quarter ended March 31, 2022 before markets open on March 12, 2022 and host a Webcast call to discuss the results on March 12, 2022 at 8:00 a.m. Eastern Time.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	Press Release dated May 2, 2022
99.2	Press Release dated May 2, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: May 2, 2022	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer